UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 15 – Arch Hill Capital, NV)

Under the Securities Exchange Act of 1934

Lithium Technology Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

536808306

(CUSIP Number)

C. van den Berg

Arch Hill Capital NV

Parkweg 2

2585 JJ’s Gravenhage

The Netherlands

Telephone: 011 31703546818

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 536808306

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Arch Hill Capital, NV
2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 343,433,426
8. Shared Voting Power 525,366,785
9. Sole Dispositive Power 343,432,926
10. Shared Dispositive Power 525,366,785

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 868,800,211
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of class Represented by Amount in Row (11) 66.29%
14.	Type of Reporting Person (See Instructions) CO

This statement on Schedule 13D constitutes Amendment No. 15 to the Schedule 13D (the “Arch Hill Capital Amendment”) filed by Arch Hill Capital, NV (“Arch Hill Capital”), and amends and supplements the Schedule 13Ds filed by Arch Hill Capital and Stichting LTC.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented to add the following:

As previously reported, on February 28, 2008, Lithium Technology Corporation (“LTC”), GAIA Akkumulatorenwerke GmbH (“GAIA”), Arch Hill Ventures N.V., Arch Hill Real Estate N.V. and Arch Hill Capital N.V. (collectively, the “Debtholders”) executed a Debt Settlement Agreement dated February 27, 2008. Pursuant to the Agreement $5,773,707 of debt owed by LTC and GAIA to the Debtholders was settled. LTC agreed to issue to Arch Hill Capital N.V. 302,714,400 shares of LTC common stock in full and complete settlement of the Debt (the “Debt Settlement”). On March 6, 2008, LTC issued to Arch Hill 45,016.84 shares of Series C Preferred Stock convertible into 112,542,100 shares of LTC common stock in lieu of common stock in partial satisfaction of its obligations under the Debt Settlement. Each share of Series C Preferred Stock is convertible into 2,500 shares of Company common stock. For a further description of the transaction, see Items 4 and 6.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented to add the following:

(a)	As previously reported, on February 28, 2008, LTC, GAIA and the Debtholders executed a Debt Settlement Agreement dated February 27, 2008. Pursuant to the Agreement $5,773,707 of debt owed by LTC and GAIA to the Debtholders was settled. LTC agreed to issue to Arch Hill Capital N.V. 302,714,400 shares of LTC common stock in full and complete settlement of the Debt. On March 6, 2008, LTC issued to Arch Hill 45,016.84 shares of Series C Preferred Stock convertible into 112,542,100 shares of LTC common stock in lieu of common stock in partial satisfaction of its obligations under the Debt Settlement. Each share of Series C Preferred Stock is convertible into 2,500 shares of Company common stock. See Item 6.

The Reporting Person has no plans or proposals which relate to Items 4 (b), (c), (d), (e), (f), (g), (h), (i) or (j).

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented to add the following:

(a)	(i)

Stichting Gemeenschappelijk Bezit LTC (“Stichting LTC”) is the beneficial owner of 525,366,785 shares of the Issuer’s Common Stock representing approximately 56.78% of the Issuer’s Common Stock consisting of:

	(1)	148,568,784 shares of common stock;

	(2)	264,103,114 shares of common stock issuable upon conversion of 100,000 shares of Series B Preferred;

	(3)	28,200,000 shares of common stock issuable upon conversion of 11,280 shares of Series C Preferred;

	(4)	1,500,000 shares of common stock issuable upon exercise of $2.00 warrants;

	(5)	9,889,625 shares of common stock issuable upon exercise of $2.40 warrants;

	(6)	17,050,000 shares of common stock issuable upon exercise of $0.0625 Series A Warrants;

	(7)	17,050,000 shares of common stock issuable upon exercise of $0.0750 Series A Warrants;

	(8)	18,400,000 shares of common stock issuable upon exercise of $0.0625 Series B Warrants;

	(9)	18,400,000 shares of common stock issuable upon exercise of $0.0750 Series B Warrants; and

	(10)	2,205,262 shares of common stock issuable upon exercise of $0.38 warrants.

	(1) – (10)	above referred to as the “Stichting LTC Shares.”

(ii)	Arch Hill Capital is the beneficial owner of 868,800,211 shares of the Issuer’s Common Stock representing approximately 66.29% of the Issuer’s Common Stock consisting of:

	(1)	40,718,526 shares of the Issuer’s common stock held directly by Arch Hill Capital,;

	(2)	112,542,600 shares of the Issuer’s common stock issuable upon conversion of 45,016.84 shares of Series C Preferred Stock held directly by Arch Hill Capital;

	(3)	190,172,300 shares of the Issuer’s Common Stock to be delivered in connection with the Debt Settlement ((1) – (3) together the “Arch Hill Shares”); and

(4) the 525,366,785 Stichting LTC Shares described above.

(b)	(i)	The Stichting LTC Shares are owned directly by Stichting LTC with Stichting LTC having the power to vote and dispose of the Stichting LTC Shares. Arch Hill Capital controls Stichting LTC and also has the power to vote and dispose of the Stichting LTC Shares.

	(ii)	The Arch Hill Shares are owned directly by Arch Hill Capital with Arch Hill Capital having the power to vote and dispose of the Arch Hill Shares.

(c)	On February 28, 2008, LTC and the Debtholders executed a Debt Settlement Agreement dated February 27, 2008. Pursuant to the Agreement $5,773,707 of debt owed by LTC and GAIA to the Debtholders was settled. LTC agreed to issue to Arch Hill Capital N.V. 302,714,400 shares of LTC common stock in full and complete settlement of the Debt. On March 6, 2008, LTC issued to Arch Hill 45,016.84 shares of Series C Preferred Stock convertible into 112,542,100 shares of LTC common stock in lieu of common stock in partial satisfaction of its obligations under the Debt Settlement. Each share of Series C Preferred Stock is convertible into 2,500 shares of Company common stock. See Item 6.

(d) and (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

(a)	As previously reported, on February 28, 2008, LTC, GAIA and the Debtholders executed a Debt Settlement Agreement dated February 27, 2008. Pursuant to the Agreement $5,773,707 of debt owed by LTC and GAIA to the Debtholders was settled. LTC agreed to issue to Arch Hill Capital N.V. 302,714,400 shares of LTC common stock in full and complete settlement of the Debt. On March 6, 2008, LTC issued to Arch Hill 45,016.84 shares of Series C Preferred Stock convertible into 112,542,100 shares of LTC common stock in lieu of common stock in partial satisfaction of its obligations under the Debt Settlement. Each share of Series C Preferred Stock is convertible into 2,500 shares of Company common stock. See Item 6.

Each share of the Company’s Series C Preferred Stock is convertible at the option of the holder thereof into 2,500 shares of Company common stock at any time following the authorization and reservation of a sufficient number of shares of Company common stock by all requisite action, including action by the Company’s Board of Directors and by Company stockholders, to provide for the conversion of all outstanding shares of Series C Preferred Stock into shares of Company common stock. Each share of the Series C Preferred Stock will automatically be converted into 2,500 shares of Company common stock 90 days following the authorization and reservation of a sufficient number of shares of Company common stock to provide for the conversion of all outstanding shares of Series C Preferred Stock into shares of Company common stock.

The shares of Series C Preferred Stock are entitled to vote together with the common stock on all matters submitted to a vote of the holders of the common stock. On all matters as to which shares of common stock or shares of Series C Preferred Stock are entitled to vote or consent, each share of Series C Preferred Stock is entitled to the number of votes (rounded up to the nearest whole number) that the common stock into which it is convertible would have if such Series C Preferred Stock had been so converted into common stock as of the record date established for determining holders entitled to vote, or if no such record date is established, as of the time of any vote on such matters. Each share of Series C Preferred Stock is entitled to the number of votes that 2,500 shares of common stock would have.

In addition to the voting rights provided above, as long as any shares of Series C Preferred Stock are outstanding, the affirmative vote or consent of the holders of two-thirds of the then-outstanding shares of Series C Preferred Stock, voting as a separate class, will be required in order for the Company to:

(i)	amend, alter or repeal, whether by merger, consolidation or otherwise, the terms of the Series C Preferred Stock or any other provision of Company Charter or Bylaws, in any way that adversely affects any of the powers, designations, preferences and relative, participating, optional and other special rights of the Series C Preferred Stock;

(ii)	issue any shares of capital stock ranking prior or superior to, or on parity with, the Series C Preferred Stock; or

(iii)	subdivide or otherwise change shares of Series C Preferred Stock into a different number of shares whether in a merger, consolidation, combination, recapitalization, reorganization or otherwise.

The Series C Preferred Stock ranks on a parity with the common stock as to any dividends, distributions or upon liquidation, dissolution or winding up, in an amount per share equal to the amount per share that the shares of common stock into which such Series C Preferred Stock are convertible would have been entitled to receive if such Series C Preferred Stock had been so converted into common stock prior to such distribution.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2008	ARCH HILL CAPITAL, NV

	By:	/s/ Christiaan A. van den Berg
Christiaan A. van den Berg
Chief Executive Officer